The Greater China Fund, Inc. (NYSE: GCH)
Announces Final Results of Tender Offer

New York, New York, October 20, 2011 -- The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced today that in accordance with the Fund’s tender offer (the “Tender Offer”) for up to 6,067,002 of its issued and outstanding shares of common stock, which expired October 14, 2011, the Fund has accepted 6,067,002 shares for payment at $11.30 per share, which is equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on October 17, 2011.  The 6,067,002 shares represent approximately 20% of the Fund’s issued and outstanding shares.  A total of 7,865,202 shares, or approximately 25.9% of the Fund’s issued and outstanding common stock, were properly tendered and not withdrawn prior to the expiration of the Tender Offer. Therefore, on a pro rated basis, approximately 77.14% of the shares properly tendered by each tendering stockholder have been accepted for payment.

For more information about the Tender Offer please contact The Altman Group, Inc., the Fund’s Information Agent for the Tender Offer, by calling toll-free (800) 884-5101 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

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Closed-end funds, unlike open-end funds, are not continuously offered.  There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange.  Shares of closed-end funds frequently trade at a discount to the net asset value.  The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund.  Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.